Filed by Iberdrola USA, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: UIL Holdings Corporation
(Commission File No. 001-15052)

The following communication was made available to employees of Iberdrola USA, Inc.

Iberdrola USA Merger Update: Regulatory Approvals

Dear Colleagues;

We have been working diligently on the steps necessary to bring the merger of UIL with Iberdrola USA to a close and I would like to take this opportunity to update you on our progress. Here is an update on the status of the regulatory processes.

Completed

Hart-Scott-Rodino Antitrust Improvements Act (HSR Act)

Each of the companies made the required filing with the Federal Trade Commission and Department of Justice under the HSR Act on March 25, 2015. The filing triggered an automatic 30-day waiting period. The Federal Trade Commission granted early termination of the waiting period on April 7, 2015.

Federal Energy Regulatory Commission (FERC)

The companies filed their joint application with the FERC on March 25, 2015. FERC issued its authorization on June 2, 2015.

Federal Communications Commission (FCC)

Certain UIL subsidiaries hold FCC licenses for private internal communications, and UIL and Iberdrola USA must obtain prior FCC approval to assign or transfer indirect control of those licenses. Iberdrola USA and UIL received approval of their transfer of control applications with respect to private radio licenses held by UIL subsidiaries on May 22, 2015. Once the FCC has consented to the transfer of control, the parties have 180 days to complete the merger. If the merger does not close within 180 days of receiving FCC consent, the parties can request an extension of time to complete the transaction. The FCC customarily grants extension requests of this nature.

Pending

Connecticut Public Utilities Regulatory Authority (PURA)

The companies filed their joint application with PURA on March 25, 2015, responded to more than 400 interrogatories from various participants in the proceeding and completed 5 days of hearings. The last of the hearings was completed on May 28, 2015. According to the PURA schedule, briefs from the parties were due on June 5, 2015, with reply briefs due June 12. Connecticut law requires that PURA make its determination within 120 calendar days after filing the application (in this case July 23, 2015), unless an applicant agrees to an extension of time. The proposed final decision is currently expected on June 30, 2015, exceptions to the proposed final decision are due July 7, 2015 and PURA is currently scheduled to make a final decision on July 17, 2015.

Massachusetts Department of Public Utilities (DPU)

The companies filed their application with the DPU on March 25, 2015 and the proceeding is in its discovery stage. Evidentiary hearings before the DPU are scheduled for August 18, and 19, 2015 with briefs due in late September and reply briefs due in October.

Committee on Foreign Investments in the U.S. (CFIUS)

CFIUS has the jurisdiction to review any merger, acquisition or takeover, by or with a foreign person, that could result in foreign control of any “U.S. business”—i.e., an entity or business unit engaged in interstate commerce in the United States—for the impact of such a transaction on U.S. national security. UIL and Iberdrola USA submitted a voluntary filing to CFIUS on May 8, 2015 which was accepted on May 18, 2015. The co-lead agencies for the review are the U.S. Department of the Treasury and the U. S. Department of Energy. The initial review will last thirty days (in this case, until June 17, 2015). There is the possibility of a further investigation lasting up to an additional 45 days thereafter. If CFIUS decides to initiate such an investigation, it will notify the joint applicants by the end of the review period.

U.S. Securities and Exchange Commission (SEC)

The companies continue to work together preparing a registration statement on Form S-4. This document will contain a proxy statement seeking approval of the UIL shareowners of the merger, along with a prospectus of Iberdrola USA registering the Iberdrola USA shares to be delivered to UIL shareowners in connection with the closing. Although the merger agreement contemplates that a registration statement on Form S-4 would be filed with the SEC by June 5, 2015 (100 days after execution of the merger agreement), the companies have agreed to extend the time period for filing a registration statement on Form S-4 and currently expect the filing to be made by July 31, 2015.

UIL and Iberdrola USA are continuing to work together on the regulatory approvals and to satisfy the other closing conditions in the merger agreement in order to achieve the originally announced schedule, and we continue to anticipate closing by December 31, 2015. I will continue to keep you updated throughout the process.

Regards,

/s/ Bob Kump

Bob Kump
CCO Iberdrola USA

******************************************************************************************************

Additional Information and Where to Find It

Iberdrola USA, Inc. (“Iberdrola USA”) will file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, in which a proxy statement will be included as a prospectus, and other documents in connection with the proposed merger. The UIL Holdings Corporation (“UIL”) proxy statement/prospectus will be sent to the stockholders of UIL. STOCKHOLDERS OF UIL ARE URGED TO READ THE PROXY STATEMENT/ PROSPECTUS, AND ANY OTHER FILINGS THAT MAY BE MADE WITH THE SEC IN CONNECTION WITH THE MERGER WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement and proxy statement/prospectus and other documents which will be filed by Iberdrola USA with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov, or from Iberdrola USA, Inc. at www.iberdrolausa.com. Such documents are not currently available. You may also read and copy any reports, statements and other information filed by Iberdrola USA and UIL with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Certain executive officers and directors of UIL have interests in the proposed transaction that may differ from interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this communication regarding matters that are not historical facts, are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future. Such forward-looking statements are based on our expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. In addition, risks and uncertainties related to the proposed merger with UIL include, but are not limited to, the expected timing and likelihood of completion of the pending merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the pending merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed merger in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed merger, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Iberdrola USA to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. New factors emerge from time to time and it is not possible for us to predict all such factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Forward-looking statements included in this communication speak only as of the date of this communication. Iberdrola USA does not undertake any obligation to update its forward looking statements to reflect events or circumstances after the date of this communication.